Exhibit 99.1

New Gold Announces 2015 Financial Results with Record Gold Production Leading to Strong Cash Flow

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Feb. 17, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2015 fourth quarter and full-year financial results, provides an update on its portfolio of development projects, including Rainy River and the results of the New Afton C-zone feasibility study, and updates its year-end mineral reserve and resource estimates. The company previously announced its preliminary 2015 operational results and 2016 guidance on January 20, 2016.

2015 FULL-YEAR HIGHLIGHTS

•	Record full-year gold production of 435,718 ounces, exceeded the guidance range of 390,000 to 430,000 ounces and delivered a 15% increase in production over 2014
•	All-in sustaining costs(1) of $809 per ounce, including total cash costs(2) of $443 per ounce
•	Cash generated from operations of $263 million relative to $269 million in 2014
•	Cash generated from operations before changes in non-cash operating working capital(3) of $265 million compared to $310 million in the prior year
•	Adjusted net loss(4) of $11 million, or $0.02 per share
•	Net loss of $201 million, or $0.40 per share, including a $99 million non-cash, after-tax loss associated with the company's sale of its 30% interest in the El Morro project
•	Year-end cash balance of $336 million

2015 FOURTH QUARTER HIGHLIGHTS

•	Record quarterly production with 131,719 ounces of gold and 29 million pounds of copper
•	Record low all-in sustaining costs(1) of $613 per ounce, including total cash costs(2) of $389 per ounce
•	Cash generated from operations increased by 21% to $85 million compared to $70 million in the fourth quarter of 2014
•	Cash generated from operations before changes in non-cash operating working capital(3) of $77 million relative to $70 million in the fourth quarter of 2014
•	Adjusted net earnings(4) of $3 million, or $0.01 per share
•	Net loss of $10 million, or $0.02 per share

DEVELOPMENT PROJECTS

•	Rainy River remains on schedule for mid-2017 production start with total estimated development capital of $877 million at the company's updated 2016 guidance exchange rate assumption of C$1.40/US$
•	New Afton C-zone feasibility study completed, which demonstrates the potential to extend the mine's life by over five years

MINERAL RESERVES AND RESOURCES

•	2015 year-end mineral reserves of 15.0 million ounces of gold, 1.2 billion pounds of copper and 76 million ounces of silver
•	New Afton's gold and copper mineral reserve estimates increased by 62% and 42%, respectively, with the addition of the C-zone to the mine's reserves

"Our solid operating performance in 2015, and particularly our record-setting fourth quarter, enabled us to generate cash flow similar to last year, despite the decrease in metal prices," stated Randall Oliphant, Executive Chairman.

"Our robust cash flow, coupled with the additional liquidity generated from the Rainy River stream sale and El Morro transaction that we completed in 2015, provides us the opportunity to continue to invest in the future of our business. Rainy River, which is now less than a year and a half from starting production, provides New Gold with the potential to increase production, reduce costs and increase average mine life. Thereafter, we will look to the New Afton C-zone and Blackwater as future opportunities for long-term value creation," added Mr. Oliphant.

2015 FINANCIAL RESULTS

	Three months ended December 31		Twelve months ended December 31
(in millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014

Revenues	$199.0	$188.1	$712.9	$726.0

Operating margin(5)	82.6	65.0	293.3	314.9

Adjusted net earnings/(loss)(4)	2.6	13.4	(10.9)	45.2
Adjusted net earnings/(loss) per share(4)	0.01	0.03	(0.02)	0.09

Net (loss)	(9.5)	(431.9)	(201.4)	(477.1)
Net (loss) per share	(0.02)	(0.86)	(0.40)	(0.95)

Cash generated from operations before changes in non-cash operating working capital(3)	76.5	69.8	265.0	310.4
Cash generated from operations	84.9	69.9	262.6	268.8

Fourth quarter revenues increased by $11 million, or 6%, relative to the prior-year quarter, as higher gold sales volumes offset the impact of lower realized metal prices(6). Relative to the fourth quarter of 2014, the company's gold sales increased by 28% to 133,005 ounces, the benefit of which was partially offset by lower metal prices. When compared to the prior-year quarter, the average realized price(6) decreased by $94 per ounce of gold, or 8%, $0.76 per pound of copper, or 26%, and $1.29 per ounce of silver, or 8%. Revenues in the fourth quarter of 2014 included a non-cash accounting charge of $7 million related to the company's monetization of its legacy hedge position in 2013. New Gold's 2015 revenues of $713 million remained in line with the prior year as increased gold and silver sales volumes largely offset the combination of lower copper sales volumes and lower realized metal prices(6). The $13 million, or 2%, decrease in revenues in 2015 was attributable to the net impact of a $78 million decrease driven by lower metal prices which was offset by a $65 million increase due to higher metal sales volumes. 2014 revenues included a non-cash accounting charge of $27 million related to the company's monetization of its legacy hedge position in 2013.

New Gold's fourth quarter operating margin(5) increased by $18 million, or 27%, relative to the prior-year quarter despite lower realized metal prices(6). The increase was attributable to the combined benefit of higher revenues and lower operating expenses resulting from the depreciation of the Canadian and Australian dollars relative to the U.S. dollar as well as the company's ongoing cash flow optimization initiatives. The company's 2015 operating margin(5) decreased relative to the prior year as a result of lower revenues, resulting from lower metal prices, and slightly higher operating expenses. New Gold's 2015 operating expenses increased despite a $42 million decrease in the company's total production spending as fewer expenses were capitalized in 2015 than in 2014.

New Gold generated adjusted net earnings(4) of $3 million, or $0.01 per share, in the fourth quarter of 2015 relative to $13 million, or $0.03 per share, in the prior-year quarter. Quarterly net earnings were impacted by the combination of a $15 million increase in depreciation and depletion expense resulting from higher production, a $2 million increase in exploration and business development expenses and a $2 million increase in finance costs as interest is no longer being capitalized against Blackwater. These items were partially offset by the increase in operating margin(5) and a $2 million decrease in corporate administration expenditures. The company reported a net loss of $10 million, or $0.02 per share, in the fourth quarter. The net loss included the impact of a non-cash $14 million after-tax impairment charge related to the Peak Mines, a non-cash $13 million inventory write-down at Cerro San Pedro and a $26 million pre-tax foreign exchange loss, which was partially offset by a $9 million pre-tax unrealized gain on the company's gold stream obligation.

In 2015, New Gold had an adjusted net loss(4) of $11 million, or $0.02 per share, relative to adjusted net earnings(4) of $45 million, or $0.09 per share, in the prior year. The adjusted net loss(4) was driven by a decrease in operating margin(5), a $23 million increase in depreciation and depletion expense resulting from higher production and a $12 million increase in finance costs as interest is no longer being capitalized against Blackwater. These items were partially offset by an aggregate $10 million decrease in corporate administration and exploration and business development expenditures. The company's 2015 reported net loss of $201 million, or $0.40 per share, was impacted by the non-cash $14 million after-tax impairment charge related to the Peak Mines, the non-cash $13 million inventory write-down at Cerro San Pedro, a $98 million pre-tax foreign exchange loss and a non-cash $99 million after-tax loss associated with the sale of El Morro. These items were partially offset by a $6 million pre-tax unrealized gain on the company's gold stream obligation.

The company's fourth quarter cash generated from operations before changes in non-cash operating working capital(3) of $77 million was $7 million, or 10%, higher than the prior-year period. The increase was primarily a result of the $18 million increase in operating margin(5) noted above, which was partially offset by a $2 million increase in exploration and business development expenditures. Cash generated from operations before changes in non-cash operating working capital(3) in the prior-year quarter included $7 million in cash proceeds from the sale of gold associated with the accounting charge related to the company's monetization of its legacy hedge position in 2013. Cash generated from operations in the fourth quarter of 2015 was $85 million relative to $70 million in the prior-year quarter.

New Gold's 2015 cash generated from operations before changes in non-cash operating working capital(3) of $265 million was impacted by the $22 million decrease in operating margin(5) in 2015 and the fact that cash generated from operations before changes in non-cash operating working capital(3) in 2014 included $27 million in cash proceeds from the sale of gold associated with the accounting charge related to the company's monetization of its legacy hedge position in 2013. These negative differences between 2015 and 2014 were partially offset by a cumulative $10 million decrease in corporate administration and exploration and business development expenditures. Full-year cash generated from operations of $263 million remained in line with the prior year despite lower metal prices.

FINANCIAL UPDATE

New Gold's 2015 year-end cash and cash equivalents were $336 million. The company also has a $300 million revolving credit facility, of which $116 million has been used as at December 31, 2015 to issue letters of credit, with the balance remaining undrawn. In addition, as part of the company's July 2015 streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. ("Royal Gold"), the remaining $75 million of the stream deposit is scheduled to be paid once 60% of the estimated Rainy River project development capital has been spent, which is expected to be in mid-2016, and other customary conditions precedent have been met.

New Gold regularly reviews its expected financial commitments and financial resources. Based on prevailing spot prices of gold, copper and silver and the prevailing exchange rate for the Canadian dollar to the U.S. dollar, the company believes that New Gold has sufficient liquidity and capital resources to complete the construction of Rainy River as currently contemplated and within the Net Debt to EBITDA ("Leverage Ratio") covenant of 3.5 to 1.0 initially provided in the revolving credit facility. However, in order to provide the company with additional financial flexibility in the event of a decline in metal prices and/or appreciation of the Canadian dollar, on February 17, 2016, New Gold amended the revolving credit facility to increase the maximum Leverage Ratio to 4.0 to 1.0 at the September 30, 2016 measurement date and to 4.5 to 1.0 for the three subsequent quarter-end measurement periods. Thereafter, the maximum Leverage Ratio will return to 3.5 to 1.0.

The leverage ratio contained in the company's agreement with Royal Gold has also been adjusted to match the revised maximum Leverage Ratio under the revolving credit facility.

At the end of 2015, the face value of the company's long-term debt was $800 million (book value – $788 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April 2020 and $500 million of 6.25% face value senior unsecured notes due in November 2022. The company currently has approximately 509 million shares outstanding.

"The combination of our year-end cash, the remaining stream deposit and the amount available on our credit facility provides us with total liquidity of $595 million," stated Brian Penny, Executive Vice President and Chief Financial Officer. "Combining this liquidity with our expected free cash flow, based on the prevailing gold and copper prices and foreign exchange rates, leaves us well positioned to fund the remaining development of Rainy River."

2015 OPERATIONAL RESULTS

The fourth quarter of 2015 was New Gold's strongest operational quarter of the year, delivering record gold and copper production. As all of New Gold's operations delivered higher gold production in the fourth quarter of 2015 relative to the prior-year quarter, quarterly gold production increased by 24% to 131,719 ounces, which resulted in a 15% increase in full-year production to 435,718 ounces. As a result, 2015 gold production exceeded the high end of the company's guidance range of 390,000 to 430,000 ounces. The increase in full-year gold production was driven by higher production at three of the company's four operating mines, with particularly notable increases at Mesquite and Cerro San Pedro.

New Gold's fourth quarter copper production increased by 18% to 29 million pounds relative to the prior-year quarter. The strong finish to the year resulted in full-year copper production of 100 million pounds, which was in line with prior-year production and at the low end of the company's 2015 guidance range of 100 to 112 million pounds. Full-year silver production increased by 28% relative to 2014 to 1.9 million ounces which was within the guidance range of 1.8 to 2.0 million ounces. Cerro San Pedro produced 1.5 million ounces of silver while New Afton and the Peak Mines together contributed an additional 0.4 million ounces.

As planned, the company's fourth quarter all-in sustaining costs(1) of $613 per ounce, including total cash costs(2) of $389 per ounce, were the lowest of the year and well below the prior-year quarter. All of New Gold's operations delivered production at all-in sustaining costs(1) below $900 per ounce in the fourth quarter of 2015 and the consolidated quarterly all-in sustaining costs(1) of $613 per ounce were the lowest ever for the company since New Gold began reporting this metric in the second quarter of 2013.

The company's record setting fourth quarter operating performance contributed to New Gold's 2015 all-in sustaining costs(1) of $809 per ounce, including total cash costs(2) of $443 per ounce. Full-year total cash costs(2) increased relative to 2014 due to a $69 million, or $278 per ounce, decrease in by-product revenues primarily resulting from lower realized copper and silver prices. The negative impact of lower by-product revenues was approximately 50% offset by the combined benefit of higher gold sales volumes, increased operational efficiencies, decreased local currency operating costs and the depreciation of the Canadian and Australian dollars and Mexican peso relative to the U.S. dollar. At the same time, New Gold's cumulative sustaining capital, exploration, general and administrative and amortization of reclamation expenditures decreased by $16 million, or $101 per ounce. As a result, all-in sustaining costs(1) increased by only $30 per ounce relative to 2014, despite the significant decrease in by-product revenues.

As first indicated in New Gold's 2015 second quarter results, the company's full-year costs were expected to be, and ultimately were, above the guidance range set at the beginning of 2015. This was due to the combined impact of realized copper and silver prices being below the prices of $2.75 per pound of copper and $16.00 per ounce of silver when guidance was set, copper production being at the low end of the guidance range and the increased relative gold production from the company's higher cost mines. When compared to the updated cost outlook provided by the company as part of its third quarter results, New Gold's 2015 all-in sustaining costs(1) of $809 per ounce were below the range of $840 to $860 per ounce and the total cash costs(2) of $443 per ounce were within the range of $430 to $450 per ounce.

For additional detail on the changes in production and costs at New Gold's four operations in the fourth quarter and full year, refer to the company's January 20, 2016 news release, New Gold Exceeds Guidance with Record Gold Production and Provides 2016 Operational Outlook.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014

GOLD PRODUCTION (thousand ounces)
New Afton	30.2	25.3	105.5	104.6
Mesquite	43.4	36.2	134.9	106.7
Peak Mines	34.8	21.9	89.9	99.0
Cerro San Pedro	23.3	22.6	105.5	69.8
Total Gold Production	131.7	106.0	435.7	380.1

Total Gold Sales (thousand ounces)	133.0	104.2	428.9	371.2
Average Realized Gold Price per ounce(6)	$1,094	$1,188	$1,149	$1,256

COPPER PRODUCTION (million pounds)
New Afton	25.1	20.4	86.0	84.5
Peak Mines	3.7	4.1	14.0	17.0
Total Copper Production	28.8	24.5	100.0	101.5

Total Copper Sales (million pounds)	25.5	25.5	92.9	97.6
Average Realized Copper Price per pound(6)	$2.16	$2.92	$2.42	$3.02

SILVER PRODUCTION (thousand ounces)
New Afton	76.0	60.7	268.2	243.9
Peak Mines	38.9	39.2	117.4	138.6
Cerro San Pedro	357.5	284.3	1,465.3	1,067.3
Total Silver Production	472.3	384.2	1,850.9	1,449.7

Total Silver Sales (thousand ounces)	479.6	352.2	1,800.9	1,416.7
Average Realized Silver Price per ounce(6)	$14.44	$15.73	$15.38	$18.86

TOTAL CASH COSTS(2)($ per ounce)
New Afton	($614)	($1,199)	($724)	($1,248)
Mesquite	631	852	743	909
Peak Mines	552	707	791	658
Cerro San Pedro	868	1,413	865	1,251
Total Cash Costs(2)	$389	$414	$443	$312

All-IN SUSTAINING COSTS(1)($ per ounce)
New Afton	($340)	($560)	($242)	($650)
Mesquite	869	1,090	1,156	1,266
Peak Mines	706	1,231	1,071	1,025
Cerro San Pedro	883	1,447	879	1,354
All-in Sustaining Costs(1)	$613	$845	$809	$779

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, has continued to advance with first production remaining on target for mid-2017. As previously disclosed, the depreciation of the Canadian dollar has helped to offset project development cost increases related primarily to earthworks, tailings dam construction and the installation of mechanical equipment, piping and electrical in the processing plant. Based on the development capital spent to date, and assuming a C$1.40/US$ exchange rate on capital expenditures going forward, the total estimated Rainy River development capital cost remains at approximately $877 million. The total capital cost estimate includes $25 million of investment tax credits receivable associated with 2014 and 2015 project spending. Looking forward, every $0.05 change in the Canadian dollar to U.S. dollar exchange rate impacts the estimated total capital costs by approximately $15 million.

RAINY RIVER –2015 YEAR-END PROJECT UPDATES

•	Overall construction progress is currently 25% complete
•	Bids received for all major construction and installation contracts
•	Plant site earthworks over 85% complete
•	Concrete placement over 40% complete
•	Relocation of Highway 600 completed on schedule in December 2015
•	Assembly of initial mine fleet largely complete – have successfully commissioned seven 218-tonne trucks, two hydraulic shovels, two loaders, three dozers and two blast hole drills
•	Exceeded target for mine development material movement by 15% in the fourth quarter of 2015
•	No Lost Time Incidents since New Gold acquired the project in 2013

Project capital expenditures at Rainy River during the fourth quarter totalled $142 million, bringing the 2015 project development capital spending to $241 million. The total project development capital spending through December 31, 2015 was $312 million, or approximately 35% of the estimated capital cost. As a result of the increase in the maximum Leverage Ratio under the company's revolving credit facility as well as the increase in metal prices over the course of the last month, New Gold plans to increase the amount of Rainy River capital spending in 2016 relative to the previously estimated $375 million. In 2016, the company plans to spend approximately $500 million on the development of Rainy River with the balance to be spent in the first half of 2017.

As previously disclosed, in July 2015, New Gold entered into a streaming transaction with Royal Gold. Under the terms of the transaction, Royal Gold agreed to provide New Gold with a deposit of $175 million in exchange for the delivery by New Gold of a percentage of the future gold and silver production from the Rainy River project. Royal Gold paid $100 million of the deposit concurrent with entering into the transaction and the remaining $75 million will be paid when 60% of the estimated project development capital has been spent and other customary conditions precedent are met. Based on the currently planned timing of development capital expenditures at Rainy River, it is estimated that 60% of the project development costs will have been spent in mid-2016.

Upon the start of production at Rainy River, New Gold will deliver 6.50% of the project's monthly gold production and 60% of the monthly silver production to Royal Gold until a total of 230,000 ounces of gold and 3.1 million ounces of silver have been delivered (the "Ounce Thresholds"). Once each of the Ounce Thresholds has been satisfied, the stream percentage for that metal will decrease by 50% such that New Gold will thereafter be required to deliver 3.25% of the project's gold production and 30% of the silver production. In addition to the $175 million deposit, Royal Gold will be required to pay New Gold in cash 25% of the average spot gold price and silver price at the time the stream ounces are delivered.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting longer term exploration potential in a great mining jurisdiction. Rainy River is expected to generate significant gold production growth for New Gold at costs below the company's 2016 guidance for all-in sustaining costs(1). Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually at estimated all-in sustaining costs(1) of approximately $670 per ounce, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to advancing the Rainy River project and providing further updates on its development through the remainder of 2016 and beyond.

NEW AFTON C-ZONE

New Gold is pleased to report the results of the feasibility study completed to evaluate the potential for the New Afton C-zone to extend the mine's life. The C-zone is the down plunge extension of the B-zone that is currently being mined through block caving. At the end of 2015, the B-zone had remaining mineral reserves of 36.5 million tonnes at 0.55 grams per tonne gold and 0.85% copper which should support production from this zone through 2022. Thereafter, ore would need to be sourced from the C-zone in order to extend New Afton's mine life.

NEW AFTON C-ZONE – FEASIBILITY STUDY RESULTS

•	Mineral reserves of 25.0 million tonnes at diluted grades of 0.72 grams per tonne gold and 0.78% copper
•	Contained metal of 583,000 ounces of gold and 430 million pounds of copper
•	12% increase in contained gold and 14% increase in contained copper when compared to 2015 scoping study
•	Full-year average annual production of 108,000 ounces of gold and 81 million pounds of copper
•	Development capital costs of $402 million (exchange rate assumption of C$1.25/US$), including $47 million of contingency and a $41 million provision for capital escalation given the six-year development timeline
•	The increase in development capital relative to the 2015 scoping study is primarily driven by the inclusion of the capital escalation estimate
•	Total operating costs, including mining, processing and general and administrative, of $19.35 per tonne
•	Total sustaining capital costs of $107 million, or approximately $20 million per year
•	Project economics – at the company's mineral reserve assumptions of $1,200 per ounce gold, $2.75 per pound copper and a C$1.25/US$ exchange rate, the C-zone project has an after-tax 5% NPV of $84 million, an IRR of 10.3% and payback period of 3.4 years
•	For every $100 per ounce change in the gold price (at a constant copper price and foreign exchange rate), the after-tax NPV and IRR change by approximately $18 million and 1.0%, respectively
•	For every $0.25 per pound change in the copper price (at a constant gold price and foreign exchange rate), the after-tax NPV and IRR change by approximately $34 million and 1.9%, respectively
•	For every $0.05 change in the foreign exchange rate (at a constant gold and copper price), the after-tax NPV and IRR change by approximately $24 million and 1.5%, respectively

New Gold used the company's reserve metal price and foreign exchange rate assumptions for the C-zone base case as the project represents a potential extension to the New Afton mine life and thus has a longer development timeline. The base case gold and copper price assumptions are consistent with long-term consensus pricing estimates and are below the three-year trailing average price for each metal. At consistent input assumptions for gold and copper prices and the Canadian to U.S. dollar exchange rate, the feasibility study economics remain in line with the 2015 scoping study as the increase in contained metal has offset the higher development capital estimate resulting from the addition of the capital escalation provision. Subject to prevailing market conditions and receipt of the requisite permits, development of the C-zone would begin after the start of production at Rainy River.

Once development starts, construction of the main access ramps to the bottom of the C-zone is expected to take approximately four years to complete. Thereafter, development of the block cave production levels would begin, with first ore production expected two years later, resulting in a total of approximately six years from the start of development to first production from the C-zone. The development capital spending is weighted to the second half of the development schedule with over 70% of the $402 million of development capital expected to be spent in the final 3.5 years of C-zone development.

The C-zone extraction level would be approximately 550 metres below the current B-zone extraction level. Operationally, the same development, production and materials handling strategies would be used for the C-zone as are currently being used to mine the New Afton B-zone reserve. The feasibility study results support the storage of the C-zone tailings in an expanded New Afton tailings storage facility. The majority of the mobile mining equipment would be reallocated from the current operation, with estimated refurbishment and replacement requirements factored into the capital cost estimate.

From the results of the testwork programs completed, the mineralogy in the C-zone is expected to be consistent with the mineralogy in the west cave of New Afton's B-zone. Metallurgical grades and recoveries for C-zone ore were calculated using existing New Afton recovery curves and concentrate grades.

As part of the feasibility study, detailed modelling was completed to estimate the area of subsidence from the development and mining of the C-zone, and it was determined that a portion of the tailings dam from the historic Afton mine is located within the predicted area of subsidence. Based on the recommendations of three independent geotechnical consultants, as part of the development of the C-zone, New Gold would stabilize the historic facility through a dewatering and consolidation program. A site investigation program was conducted in 2014 and 2015 to characterize the tailings in the historic facility which was followed up with a field-scale trial program in 2015 to test the proposed stabilization methods. The trial program was successful and confirmed the expected performance of the stabilization and provided key design parameters for the feasibility study.

It is expected that the permits for the C-zone project will involve amendments to the current Mines Act and effluent discharge permits, rather than applications for new permits. The project plan should not result in significant additional surface disturbance or environmental impact as current infrastructure is expected to be used wherever possible. In addition, the project would not require additional annual water consumption as the mill throughput is not scheduled to change. The currently contemplated closure plan for New Afton would remain in place for the C-zone project with any required amendments to be made as part of the permit amendment process.

As the C-zone remains open to the west and at depth, New Gold plans to spend approximately $3 million in 2016 to further drill test the ore body with the objective of adding additional mine life to the C-zone. Based on the feasibility study, during the years of full production from the C-zone, the average annual pre-tax free cash flow is estimated to be approximately $200 million.

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is attaining the approval of the Environmental Assessment. On January 20, 2016, the 30-day public comment period on the Environmental Assessment report commenced. Capital expenditures during the fourth quarter were $3 million and were related to the continued advancement of the environmental assessment process and associated environmental and engineering studies. Capital expenditures at Blackwater totalled $7 million in 2015.

In the current commodity price environment, New Gold plans to sequence the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project followed by the New Afton C-zone. Thereafter, the timing of Blackwater's development will be driven by prevailing market conditions over the following years.

2015 YEAR-END MINERAL RESERVES AND RESOURCES AND 2016 EXPLORATION PLANS

MINERAL RESERVES AND RESOURCES SUMMARY TABLE

	As at December 31, 2015			As at December 31, 2014
	Gold Koz	Silver Moz	Copper Mlbs	Gold Koz	Silver Moz	Copper Mlbs
Proven and Probable reserves	14,985	76	1,193	17,646	82	2,821
New Afton	1,228	4	1,112	760	3	781
Mesquite	1,492	-	-	1,679	-	-
Peak Mines	267	1	82	375	1	89
Cerro San Pedro	13	0	-	215	8	-
Rainy River	3,814	9	-	3,772	9	-
Blackwater	8,170	61	-	8,170	61	-
El Morro (30%) - Sold interest during 2015	-	-	-	2,675	-	1,951

Measured and Indicated resources (exclusive of reserves)	6,659	34	1,065	8,094	34	1,728

Inferred resources	1,844	24	194	3,488	21	1,746

Note: See the Detailed Mineral Reserve and Resource Tables and the Notes to Mineral Reserve and Resource Estimates at the end of this news release for further detail regarding December 31, 2015 estimates. For details regarding December 31, 2014 Mineral Reserve and Resource estimates, including a breakdown by category, refer to New Gold's Annual Information Form for the year ended December 31, 2014, dated March 27, 2015.

2015 YEAR-END MINERAL RESERVES AND RESOURCES

As part of New Gold's estimate of 2015 year-end mineral reserves and resources, the company maintained the gold price assumption used to calculate mineral reserves at $1,200 per ounce of gold for all of its assets. The reserve pricing assumption for copper was lowered by $0.25 per pound to $2.75 per pound and the silver price assumption was lowered by $3.00 per ounce to $15.00 per ounce. In calculating its cut-off grades for 2015 year-end mineral reserve and resource estimates, New Gold used exchange rate assumptions of $1.25, $1.35 and $17.00 for the Canadian dollar, Australian dollar and Mexican peso to the U.S. dollar.

On November 24, 2015, New Gold announced the completion of the sale of its 30% interest in El Morro to Goldcorp Inc. ("Goldcorp"). In exchange for the company's interest, New Gold received $62 million in net cash ($90 million less taxes and transaction costs) and the company's $94 million carried funding loan payable to Goldcorp was cancelled. In addition, though the company's 2015 year-end mineral reserves and resources do not include the gold and copper from El Morro, as part of the transaction, New Gold will receive a 4% gold stream on gold production from the El Morro property. For reference, 4% of El Morro's 2014 year-end mineral reserves is equivalent to 357,000 ounces of gold.

On a consolidated basis, after adjusting for the impact of the El Morro sale, the company's total gold mineral reserves of 15.0 million ounces remained in line with year-end 2014. New Gold was able to offset approximately 0.7 million ounces of depletion from 2015 mining activity through the addition of 0.6 million ounces of C-zone gold reserves at New Afton and a net total of 0.1 million ounces at the balance of the company's assets. At the same time, after adjusting for the El Morro sale, New Gold's consolidated 2015 year-end copper mineral reserves increased by 323 million pounds to 1.2 billion pounds, despite the lower copper reserve pricing assumption and approximately 120 million pounds of depletion from mining activities in 2015. The increase in copper mineral reserves was a result of the addition of 430 million pounds of C-zone copper reserves at New Afton and the Peak Mines replacing approximately 50% of the mine's 2015 copper production.

The change in consolidated Measured and Indicated gold resources, exclusive of reserves, was primarily attributable to the combination of a significant portion of the New Afton C-zone resources being converted to mineral reserves and the sale of El Morro.

The 2015 year-end mineral reserves for New Gold's Rainy River project increased slightly to 3.8 million ounces of gold and 9 million ounces of silver as a result of updates to the open pit mine plan and the incorporation of Bayfield Ventures Corp.'s resources, which the company acquired in early 2015, into the Rainy River underground mine plan and mineral reserves. Mineral reserves for the Blackwater project remain unchanged relative to the 2014 year-end estimate.

Relative to the end of 2014, through the addition of the C-zone, New Afton's total gold and copper mineral reserves increased by 62% and 42%, respectively, despite the impact to reserves of 2015 mining activity and the lower copper reserve pricing assumption.

At the Peak Mines, though the gold and copper mineral reserves decreased relative to the end of 2014 primarily due to 2015 mining activity, both the gold and copper Measured and Indicated resources, exclusive of reserves, and Inferred resources increased meaningfully. In addition to 2015 mine depletion, approximately 10% of the mineral reserves in the Perseverance ore body were excluded from the year-end gold mineral reserves due to the geotechnical challenges encountered earlier in 2015 and the resulting changes to the mine plan. Measured and Indicated gold resources, exclusive of reserves, increased by 30,000 ounces due to the addition of the newly-discovered Chronos zone which is located directly above Perseverance and in close proximity to the Peak mill. Similarly, the 108,000 ounce increase in Inferred gold resources to 200,000 ounces was primarily due to the delineation of the Chronos zone which to date is estimated to contain an Inferred resource of 190 thousand tonnes grading 13.4 grams per tonne of gold. The increase in Measured and Indicated copper resources, exclusive of reserves, to 94 million pounds was primarily driven by the further delineation and extension of the Jubilee zone located adjacent to the New Cobar mine to the north along the mine corridor.

The decrease in 2015 year-end mineral gold reserves at both Mesquite and Cerro San Pedro relative to the prior year was a result of mine depletion. At Mesquite the mineral reserve estimate was also updated to incorporate the results of the infill drilling completed in 2015 which resulted in the conversion of a portion of the mineral reserves scheduled to be mined in 2016 to the Proven classification status. At Cerro San Pedro there are limited gold and silver mineral reserves remaining as the mine is entering its final few months of mining before transitioning to residual leaching.

2016 EXPLORATION PLANS

New Gold's 2016 exploration plans will be focused on three assets, the Peak Mines, New Afton and Rainy River, with scheduled exploration spending totalling up to $16 million, of which $12 million is expected to be expensed. New Gold's consolidated 2016 guidance for all-in sustaining costs(1) includes $12 million, or approximately $30 per ounce, of the total $16 million of planned exploration spending.

Consistent with prior years, the objective at the Peak Mines in 2016 is to further extend the mine's history of mineral reserve and resource replacement, with a particular focus on the newly-discovered Chronos and Anjea zones. Chronos and Anjea were discovered as part of New Gold's 2015 exploration program and lie at opposite ends of Peak's nine- kilometre mine corridor. A total of 50,000 metres of exploration drilling is planned at the Peak Mines in 2016, with approximately 10,000 metres allocated to each of Chronos and Anjea. Approximately 15,000 metres of the total 2016 program will be allocated to drill testing the multiple additional targets that lie between Chronos and Anjea on the mine corridor. The remaining 15,000 metres will be directed toward the conversion of Inferred resources at Perseverance, New Cobar and Jubilee to Measured and Indicated status. New Gold plans $8 million of exploration spending at the Peak Mines in 2016.

New Gold's $6 million exploration program at New Afton in 2016 is scheduled to be split between the further delineation and potential expansion of the C-zone and the testing of additional surface and underground targets. Subject to continued positive drilling results, a drill program totalling up to 10,000 metres is planned for New Afton in 2016.

At Rainy River, the $2 million exploration program in 2016 is focused within a five-kilometre radius of the mine development area and is scheduled to include surface reconnaissance, target generation and, subject to positive results, execution of a 2,500 metre drilling program in the second half of the year.

2016 GUIDANCE

NEW GOLD 2016 GUIDANCE

	Gold Production	Copper Production	Silver Production	Total Cash Costs(2)	All-in Sustaining Costs(1)
	(thousand ounces)	(million pounds)	(million ounces)	($ per ounce)	($ per ounce)

New Afton	90 - 100	75 - 85	--	($335) - ($295)	$95 - $135
Mesquite	130 - 140	--	--	$590 - $630	$1,015 - $1,055
Peak Mines	80 - 90	6 - 8	--	$800 - $840	$1,020 - $1,060
Cerro San Pedro	60 - 70	--	1.3 - 1.5	$755 - $795	$765 - $805
New Gold Consolidated	360 - 400	81 - 93	1.6 - 1.8	$435 - $475	$825 - $865

Note: New Afton and the Peak Mines are expected to contribute a total of approximately 0.3 million ounces of silver production in 2016.

CONSOLIDATED PRODUCTION AND COSTS

New Gold originally provided 2016 guidance for production and costs on January 20, 2016. As a result of significant movements in foreign exchange rates since the company's guidance was set and the impact of additional cost reductions at Mesquite and Cerro San Pedro, New Gold is updating its 2016 cost guidance with a net $5 per ounce decrease in all-in sustaining costs(1). The company's guidance for gold, copper and silver production remains unchanged.

New Gold's by-product pricing assumptions for 2016 of $2.00 per pound of copper and $14.00 per ounce of silver remain unchanged, and are slightly below current spot prices and below the prices realized in 2015 of $2.42 per pound of copper and $15.38 per ounce of silver. The company has updated its 2016 assumption for the Canadian and Australian dollars to $1.40 to the U.S. dollar from the previously assumed $1.45 to the U.S. dollar, as this is more consistent with current spot exchange rates. The Mexican peso exchange rate of $18.00 to the U.S. dollar remains unchanged. The exchange rate assumptions compare to 2015 actual average exchange rates of $1.28, $1.33 and $15.88 for the Canadian dollar, Australian dollar and Mexican peso to the U.S. dollar.

On a consolidated basis, the cost impact of the less favourable exchange rate assumptions has been offset by an estimated $8 million decrease in Mesquite's 2016 sustaining capital expenditures, primarily related to reduced capitalized waste stripping, and a decrease in Cerro San Pedro's operating expenses. At Cerro San Pedro, there is an estimated $5 million decrease in previously incurred heap leach inventory costs flowing into 2016 total cash costs(2). In aggregate, relative to the original January 2016 guidance, these updates have resulted in slightly higher cost estimates at New Afton and the Peak Mines which have been offset by lower cost estimates at Mesquite and Cerro San Pedro. On a consolidated basis, the company's 2016 total cash costs(2) are expected to remain in line with the $443 per ounce achieved in 2015, despite a decrease in by-product revenues resulting from the combination of lower copper and silver price assumptions and expected lower copper production. Based on New Gold's 2016 copper and silver price assumptions and production expectations, by-product revenues would decrease by approximately $60 million, or $80 per ounce, when compared to the prior year. Offsetting this, total cash costs(2) are expected to benefit from the continued implementation of business improvement and cost savings initiatives across the company's sites as well as the lower Canadian and Australian dollar exchange rate assumptions and lower diesel prices relative to 2015.

New Gold's 2016 total sustaining costs, including sustaining capital, exploration, general and administrative and amortization of reclamation expenditures, are expected to decrease by approximately $10 million, or 6%, relative to the prior year.  However, as the company's sustaining costs are forecast to be allocated across a lower gold production base, New Gold's 2016 all-in sustaining costs(1) are expected to increase by approximately $35 per ounce when compared to the $809 per ounce delivered in 2015. In 2016, Mesquite, the Peak Mines and Cerro San Pedro are expected to deliver production at lower all-in sustaining costs(1).

On a co-product basis, New Afton's updated 2016 all-in sustaining costs(1) are expected to be $705 to $745 per ounce of gold and $1.25 to $1.40 per pound of copper, which include estimated co-product total cash costs(2) of $530 to $570 per ounce of gold and $0.95 to $1.10 per pound of copper.

New Gold's 2016 consolidated gold production is expected to decrease relative to the prior year as a result of the planned transition of Cerro San Pedro from active mining to residual leaching. Gold production at the company's other three operations should remain in line with 2015 production. Copper production is expected to decrease as a result of lower copper production at New Afton and the Peak Mines. At New Afton, the decrease in production is a result of lower copper grade. At the Peak Mines, given current gold and copper prices, the team is focused on mining and processing the mine's relatively higher grade gold stopes while reducing the overall tonnes mined in light of the geotechnical challenges experienced in 2015. Consolidated silver production is scheduled to remain in line with the prior year.

Consistent with previous years, New Gold's 2016 full-year gold production is not scheduled to be evenly distributed across the four quarters. Consolidated gold production is expected to be weighted slightly more to the first half of the year as Cerro San Pedro transitions to residual leaching in the second half of 2016.

NEW GOLD 2016 ALL-IN SUSTAINING COSTS(1)- KEY SENSITIVITIES

Category	Copper Price	Silver Price	CDN/USD	AUD/USD	MXN/USD
Base Assumption	$2.00	$14.00	$1.40	$1.40	$18.00
Sensitivity	+/-$0.25	+/-$1.00	+/-$0.05	+/-$0.05	+/-$1.00

COST PER OUNCE IMPACT
New Afton	+/-$210	--	+/-$55	--	--
Mesquite	--	--	--	--	--
Peak Mines	+/-$20	--	--	+/-$35	--
Cerro San Pedro	--	+/-$20	--	--	+/-$30
New Gold Total	+/-$55	+/-$5	+/-$20	+/-$10	+/-$5

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, February 18, 2016 beginning at 2:00 p.m. Eastern time. Participants may participate via webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until March 31, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 29140919. An archived webcast will also be available until May 31, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

DETAILED MINERAL RESERVE AND RESOURCE TABLES

Mineral Reserves estimate as at December 31, 2015

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	36,510	0.55	2.4	0.85	646	2,765	681
C Zone
Proven	-	-	-	-	-	-	-
Probable	25,040	0.72	1.8	0.78	583	1,447	430
Total New Afton P&P	61,550	0.62	2.1	0.82	1,228	4,212	1,112

MESQUITE
Proven	8,473	0.51	-	-	139	-	-
Probable	75,807	0.56	-	-	1,353	-	-
Total Mesquite P&P	84,280	0.55	-	-	1,492	-	-

PEAK MINES
Proven	1,520	3.31	7.2	1.30	162	349	44
Probable	1,360	2.42	6.7	1.29	105	291	38
Total Peak Mines P&P	2,870	2.89	6.9	1.29	267	640	82

CERRO SAN PEDRO
Proven	289	0.35	9.7	-	3	90	-
Probable	748	0.41	13.7	-	10	329	-
Total CSP P&P	1,038	0.40	12.6	-	13	419	-

RAINY RIVER
Direct processing material
Open Pit
Proven	17,001	1.40	2.0	-	763	1,075	-
Probable	52,950	1.18	2.8	-	2,003	4,690	-
Open Pit P&P (direct processing)	69,952	1.23	2.6	-	2,766	5,765	-
Underground
Proven	-	-	-	-	-	-	-
Probable	4,499	5.00	11.8	-	723	1,709	-
Underground P&P (direct processing)	4,499	5.00	11.8	-	723	1,709	-
Stockpile material
Open Pit
Proven	5,496	0.37	1.5	-	65	259	-
Probable	23,302	0.35	2.3	-	261	1,701	-
Open Pit P&P (stockpile)	28,798	0.35	2.1	-	325	1,959	-
Total P&P
Proven	22,498	1.14	1.8	-	828	1,333	-
Probable	80,752	1.15	3.1	-	2,987	8,100	-
Total Rainy River P&P	103,250	1.15	2.8	-	3,814	9,433	-

BLACKWATER
Direct processing material
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct processing)	294,200	0.79	4.7	-	7,520	44,400	-
Stockpile material
Proven	20,100	0.50	3.6	-	325	2,300	-
Probable	30,100	0.34	14.6	-	325	14,100	-
P&P (stockpile)	50,200	0.40	10.2	-	650	16,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total P&P					14,985	75,504	1,193

Measured and Indicated Mineral Resource estimate (exclusive of Reserves) as at December 31, 2015

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

NEW AFTON
A&B zones
Measured	16,940	0.69	2.1	0.87	377	1,134	325
Indicated	10,512	0.46	2.2	0.68	156	749	157
A&B Zone M&I	27,451	0.60	2.1	0.80	534	1,878	482
C-zone
Measured	2,230	1.05	2.2	1.21	75	161	59
Indicated	15,462	0.79	2.2	0.96	392	1,075	326
C-zone M&I	17,693	0.82	2.2	0.99	467	1,226	386
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	10,560	0.51	2.1	0.44	174	703	102
HW Lens M&I	10,560	0.51	2.1	0.44	174	703	102
Total New Afton M&I	55,704	0.66	2.1	0.79	1,175	3,809	971

MESQUITE
Measured	4,595	0.40	-	-	60	-	-
Indicated	50,524	0.47	-	-	771	-	-
Total Mesquite M&I	55,119	0.47	-	-	831	-	-

PEAK MINES
Measured	2,000	3.56	5.9	0.94	220	370	41
Indicated	2,100	3.20	8.9	1.14	220	610	53
Total Peak Mines M&I	4,100	3.37	7.5	1.04	440	980	94

CERRO SAN PEDRO
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total CSP M&I	-	-	-	-	-	-	-

RAINY RIVER
Direct processing material
Open Pit
Measured	3,294	1.19	1.8	-	127	185	-
Indicated	37,530	1.15	3.5	-	1,391	4,189	-
Open Pit M&I (direct processing)	40,824	1.15	3.3	-	1,518	4,374	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	4,834	3.74	12.6	-	581	1,952	-
Underground M&I (direct processing)	4,834	3.74	12.6	-	581	1,952	-
Stockpile material
Open Pit
Measured	1,244	0.35	1.3	-	14	51	-
Indicated	36,360	0.43	2.5	-	500	2,942	-
Open Pit M&I (stockpile)	37,604	0.43	2.5	-	514	2,993	-
Total M&I
Measured	4,538	0.97	1.6	-	141	236	-
Indicated	78,724	0.98	3.6	-	2,472	9,083	-
Total Rainy River M&I	83,262	0.98	3.5	-	2,613	9,319	-

BLACKWATER
Direct processing material
Measured	289	1.39	6.6	-	13	61	-
Indicated	41,128	0.86	4.5	-	1,135	5,950	-
M&I (direct processing)	41,417	0.86	4.5	-	1,147	6,012	-
Stockpile material
Measured	-	-	-	-	-	-	-
Indicated	14,070	0.32	4.0	-	144	1,809	-
M&I (stockpile)	14,070	0.32	4.0	-	144	1,809	-
Total Blackwater M&I	55,487	0.72	4.4	-	1,292	7,821	-

CAPOOSE
Indicated	17,671	0.54	22.1	-	308	12,562	-
Total M&I					6,659	34,491	1,065

Inferred Resource estimate as at December 31, 2015

	Metal grade				Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs

NEW AFTON
A&B-zones	6,875	0.35	1.3	0.36	77	296	55
C-zone	6,856	0.48	1.5	0.54	106	328	87
HW Lens	969	0.69	1.5	0.46	21	45	10
Total New Afton Inferred	14,702	0.43	1.4	0.45	205	672	145

MESQUITE	4,858	0.37	-	-	59	-	-

PEAK MINES	2,000	3.14	10.9	1.13	200	690	49

CERRO SAN PEDRO	-	-	-	-	-	-	-

RAINY RIVER
Direct processing
Open Pit	10,699	0.84	1.8	-	289	621	-
Underground	2,591	4.21	7.8	-	351	646	-
Total Direct Processing	13,290	1.50	3.0	-	640	1,267	-
Stockpile
Open Pit	9,876	0.36	1.1	-	113	339	-
Total Rainy River Inferred	23,166	1.01	2.2	-	753	1,606	-

BLACKWATER
Direct processing	10,378	0.80	3.7	-	266	1,235	-
Stockpile	2,493	0.33	3.1	-	27	248	-
Total Blackwater Inferred	12,871	0.71	3.6	-	293	1,483	-

CAPOOSE	23,591	0.44	26.3	-	334	19,948	-
Total Inferred					1,844	24,399	194

EL MORRO MINERAL RESERVES AND RESOURCES

The table below sets out the Mineral Reserve and Mineral Resource estimates, on a 100% basis, for the El Morro project, as well as New Gold's 4% stream interest.  The El Morro project, together with the Relincho project in Chile, is now held by a 50/50 joint venture between Goldcorp and Teck Resources Limited.  The following information is based on information available to the Company as of February 17, 2016.

El Morro Property Mineral Reserves & Resources as at December 31, 2015 (Goldcorp 50% - Teck 50% Joint Venture)
	Metal grade			Contained metal		New Gold Interest (4%)
	Tonnes 000s	Gold g/t	Copper %	Gold Koz	Copper Mlbs	Gold Koz
Mineral Reserves
Proven	321,814	0.56	0.55	5,820	3,877	233
Probable	277,240	0.35	0.43	3,097	2,626	124
Total P&P	599,054	0.46	0.49	8,917	6,503	357
Mineral Resources
Measured	19,790	0.53	0.51	340	223	14
Indicated	72,563	0.38	0.39	880	630	35
Total M&I	92,353	0.41	0.42	1,220	853	49
Inferred	678,066	0.30	0.35	6,453	5,190	258

NOTES TO MINERAL RESERVE AND RESOURCE ESTIMATES

1.  New Gold's Mineral Reserves and the El Morro Mineral Reserves and Resources have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves, which are incorporated by reference in National Instrument 43-101 ("NI 43-101").

2.  Year-end 2015 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange rate criteria:

	Gold ($/oz)	Silver ($/oz)	Copper ($/lb)	CAD/USD	AUD/USD	MXN/USD
Mineral Reserves	$1,200	$15.00	$2.75	$1.25	$1.35	$17.00
Mineral Resources	$1,300	$17.00	$3.00	$1.25	$1.35	$17.00

Lower cut-offs for the company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Reserves	Resources
		Lower Cut-Off	Lower Cut-Off
New Afton	Main Zone – B1 Block:	C$ 21.00/t	All Resources: 0.40% CuEq
	Main Zone – B2 Block:	C$ 33.00/t
	B3 Block & C-Zone:	C$ 24.00/t
Mesquite	Oxide & Transitional:	0.21 g/t Au (0.006 oz/t Au)	0.12 g/t Au (0.0035 oz/t Au)
	Sulphide:	0.41 g/t Au (0.012 oz/t Au)	0.24 g/t Au (0.007 oz/t Au)
Peak Mines	All ore types:	A$ 110/t to A$ 156/t	A$ 113/t to A$ 150/t
Cerro San Pedro	All ore types:	US$ 6.00/t	NA
Rainy River	O/P direct processing:	0.30 – 0.60 g/t AuEq	0.30 – 0.45 g/t AuEq
	O/P stockpile:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	3.50 g/t AuEg	2.50 g/t AuEq
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40% AuEq

3.  Year-End 2015 El Morro Mineral Reserves and Mineral Resources have been estimated using $1,200/oz gold, US$2.75/lb copper, and 550 Chilean Pesos to one United States dollar, and a lower cut-off of 0.20% CuEq.

4.  New Gold reports its Measured and Indicated Mineral Resources exclusive of Mineral Reserves. Measured and Indicated Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources have a greater amount of uncertainty as to their existence, economic and legal feasibility, do not have demonstrated economic viability, and are likewise exclusive of Mineral Reserves. Numbers may not add due to rounding.

5.  Mineral resources are classified as Measured, Indicated and Inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a Mineral Resource, the designators 'open pit' and 'underground' have been applied to indicate envisioned mining method. Likewise the designators 'oxide', 'non-oxide' and 'sulphide' have been applied to indicate the type of mineralization as it relates to the appropriate mineral processing method and expected payable metal recoveries, and the designators 'direct processing' and stockpile' have been applied to differentiate between material envisioned to be mined and processed directly and material to be mined and stored in a stockpile for future processing. Mineral Reserves and Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com.

6.  Rainy River Project: In addition to the criteria described above, Mineral Reserves and Mineral Resources for the Rainy River project are reported according to the following additional criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell which has been designed and optimized based on an $800/oz gold price. Underground Mineral Resources are reported below a larger mineral resource pit shell which has been defined based on a $1300/oz gold price.  Approximately 44% of the gold metal content defined as underground mineral reserves derives from material located between the mineral reserve pit shell and the mineral resource pit shell; the remaining 56% of mineral reserves derives from material located below the mineral resource pit shell.  Open pit mineral resources exclude material reported as underground mineral reserves.

7.  All Mineral Resource and Mineral Reserve estimates for New Gold's properties and projects and for the El Morro project are effective December 31, 2015.

8.  Qualified Person: The preparation of New Gold's Mineral Reserve and Mineral Resource estimates has been done by Qualified Persons as defined under NI 43-101, under the oversight and review of Mr. Mark A. Petersen, a Qualified Person under NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, the statements under the headings "2015 Year-End Mineral Reserves and Resources and 2016 Exploration Plans", "2016 Guidance", and "Detailed Mineral Reserve and Resource Tables" and statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; mineral reserve and mineral resource estimates; planned activities for 2016 and beyond at the Company's operations and projects, as well as planned exploration activities and expenses; the expected production, costs, economics and operating parameters of the Rainy River project and the New Afton C-zone; targeting timing for development, first production and other activities related to the Rainy River project; plans to advance the C-zone project, including permitting capital expenditures; expected production and sequencing for the Blackwater project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River, New Afton C-zone and Blackwater projects being realized; (10)  in the case of all-in sustaining cost outlooks at the Rainy River Project and Blackwater Project, the assumed exchange rate being C$1.25/US$; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2014.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, unless otherwise noted)	2015	2014	2015	2014

Operating expenses from continuing operations	$116.6	$123.1	$419.7	$411.1
Treatment and refining charges on concentrate sales	8.9	8.8	32.9	34.5
Adjustments	(11.3)	(8.7)	(9.5)	(8.1)
Total cash costs before by-product revenue	114.2	123.2	443.1	437.5
By-product copper and silver sales	(62.4)	(80.0)	(253.0)	(321.8)
Total cash costs net of by-product revenue	51.8	43.2	190.1	115.7
Gold ounces sold	133,005	104,223	428,852	371,179
Total cash costs per gold ounce sold ($/ounce)	$389	$414	$443	$312
Total cash costs per gold ounce sold on a co-product basis ($/ounce)	$580	$695	$661	$675
Total cash costs net of by-product revenue	51.8	43.2	190.1	115.7
Sustaining capital expenditure	21.4	35.4	119.1	126.0
Sustaining exploration - expensed & capitalized	1.7	1.5	6.3	10.2
Corporate G&A including share-based compensation	5.2	6.6	26.7	32.1
Reclamation expenses	1.5	1.4	4.7	5.4
Total all-in sustaining costs	81.5	88.1	346.9	289.2
All-in sustaining costs per gold ounce sold ($/ounce)	$613	$845	$809	$779
All-in sustaining costs per gold ounce sold on a co-product basis($/ounce)	$737	$957	$903	$952

(3) NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Net cash generated from operations before changes in working capital" and "Net cash generated from operations before changes in working capital per share" are non-GAAP financial measures with no standard meaning under IFRS, which exclude changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

NET CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2015	2014	2015	2014

Cash generated from operations	$84.9	$69.9	$262.6	$268.8
Add back (deduct): Change in non-cash operating working capital	(8.4)	(0.1)	2.4	41.6
Net cash generated from operations before changes in non-cash working capital	76.5	69.8	265.0	310.4

(4) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014

Net (loss) earnings before taxes	($40.3)	($420.5)	($308.3)	($409.5)
Loss on disposal of assets	0.0	0.0	180.3	0.0
Other loss on disposal of assets	4.1	1.9	4.8	1.7
Realized and unrealized gain on non-hedged derivatives	(4.4)	(4.1)	(14.2)	(8.5)
Loss on foreign exchange	25.6	21.4	98.2	47.5
Other	(2.9)	(0.7)	2.1	(0.7)
Loss on hedge monetization over original term of hedge	0.0	6.8	0.0	27.3
Provision for office consolidation	0.0	0.0	3.0	0.0
Unrealized gain on gold stream obligation	(9.4)	0.0	(6.2)	0.0
Asset impairment	20.1	395.8	20.1	395.8
Inventory write-down	12.5	10.5	12.5	10.5
Adjusted net earnings (loss) before tax	5.4	11.1	(7.7)	64.1
Income tax expense	30.8	(11.4)	106.9	(67.6)
Income tax adjustments	(33.6)	13.7	(110.1)	48.7
Adjusted income tax expense	(2.8)	2.3	(3.2)	(18.9)
Adjusted net earnings (loss)	2.6	13.4	(10.9)	45.2
Adjusted earnings (loss) per share (basic)	0.01	0.03	(0.02)	0.09
Adjusted effective tax rate	52%	21%	41%	30%

(5) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2015	2014	2015	2014

Revenues	$199.0	$188.1	$712.9	$726.0
Less: Operating expenses	(116.4)	(123.1)	(419.6)	(411.1)
Operating margin	82.6	65.0	293.3	314.9

(6) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price includes realized gains and losses from gold hedge settlements up until May 15, 2013 but excludes from revenues unrealized gains and losses on non-hedged derivative contracts and the revenue reduction related to the non-cash accounting charge as the loss incurred on the monetization of the company's legacy hedge position is realized into income over the original term of the hedge contract. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended December		Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2015	2014	2015	2014
Revenues	199.0	188.1	712.9	726.0
Operating expenses	116.4	123.1	419.6	411.1
Depreciation and depletion	74.1	59.6	240.7	217.6
Earnings from mine operations	8.5	5.4	52.6	97.3

Corporate administration	3.7	5.2	20.4	25.4
Provision for office consolidation	-	-	3.0	-
Share-based payment expenses	1.6	1.5	7.3	7.5
Asset Impairment	20.1	395.8	20.1	395.8
Exploration and business development	1.7	(0.6)	6.5	11.8
(Loss) earning from operations	(18.6)	(396.5)	(4.7)	(343.2)

Finance income	0.4	0.1	1.4	1.1
Finance costs	(7.1)	(4.9)	(38.5)	(26.7)
Other (losses)	(15.0)	(19.2)	(266.5)	(40.7)

(Loss) earning before taxes	(40.3)	(420.5)	(308.3)	(409.5)
Income tax recovery (expense)	30.8	(11.4)	106.9	(67.6)
Net (loss)	(9.5)	(431.9)	(201.4)	(477.1)

(Loss) earnings per share
Basic	(0.02)	(0.86)	(0.40)	(0.95)
Diluted	(0.02)	(0.86)	(0.40)	(0.95)

Weighted average number of shares outstanding (in millions)
Basic	509.3	503.9	509.0	503.9
Diluted	509.3	503.9	509.0	503.9

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at December 31	As at December 31
(in millions of U.S. dollars)	2015	2014
ASSETS
Current assets
Cash and cash equivalents	335.5	370.5
Trade and other receivables	109.0	34.8
Inventories	145.9	187.5
Current income tax receivable	19.2	31.1
Prepaid expenses and other	5.0	10.6
Total current assets	614.6	634.5

Non-current inventories	115.4	66.5
Mining interests	2,803.2	3,008.7
Deferred tax assets	138.9	168.3
Other	3.4	3.8
Total assets	3,675.5	3,881.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	141.1	97.0
Current income tax payable	6.2	7.9
Total current liabilities	147.3	104.9

Reclamation and closure cost obligations	67.5	63.5
Provisions	9.2	9.4
Gold Stream Obligation	147.6	-
Derivative liabilities	2.1	16.9
Long-term debt	787.6	874.3
Deferred tax liabilities	414.4	494.9
Deferred benefit	-	46.3
Other	0.2	0.4
Total liabilities	1,575.9	1,610.6

Equity
Common shares	2,841.0	2,820.9
Contributed surplus	102.3	96.7
Other reserves	2.6	(1.5)
Deficit	(846.3)	(644.9)
Total equity	2,099.6	2,271.2
Total liabilities and equity	3,675.5	3,881.8

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2015	2014	2015	2014
OPERATING ACTIVITIES
Net loss	(9.5)	(431.9)	(201.4)	(477.1)
Adjustments for:
Realized losses on gold contracts	-	6.8	-	27.3
Foreign exchange (gains) losses	25.6	21.4	98.2	47.5
Reclamation and closure costs paid	(0.1)	(0.5)	(0.5)	(1.4)
Impairment of Assets	20.1	395.8	20.1	395.8
Loss on disposal of El Morro	(1.7)	-	180.3	-
Depreciation and depletion	74.8	60.3	241.4	218.1
Other non-cash adjustments	(1.8)	(0.3)	(5.3)	3.0
Income tax (recovery) expense	(30.8)	11.4	(106.9)	67.6
Finance income	(0.4)	(0.1)	(1.4)	(1.1)
Finance costs	7.1	4.9	38.5	26.7
Unrealized (gain)/loss on gold stream liability	(9.4)	-	(6.2)	-
Financial instrument transaction costs	(0.2)	-	2.4	-
	73.7	67.8	259.2	306.4
Change in non-cash operating working capital	8.4	0.1	(2.4)	(41.6)
Income taxes refunded (paid)	2.8	2.0	5.8	4.0
Cash generated from operations	84.9	69.9	262.6	268.8
INVESTING ACTIVITIES
Mining interests	(169.7)	(88.7)	(389.5)	(279.3)
Government grant received	-	-	-	20.5
Proceeds from the sale of assets	0.3	-	1.2	0.4
Proceeds from disposal of El Morro	87.6	-	87.6	-
Tax on proceeds from disposal of El Morro	(25.2)	-	(25.2)	-
Interest received	0.4	0.1	1.4	0.7
Cash used in investing activities	(106.6)	(88.6)	(324.5)	(257.7)

FINANCING ACTIVITY
Proceeds received from exercise of options	0.2	0.2	0.4	1.6
Receipt of gold stream funds	-	-	100.0	-
Financing initiation costs	0.2	-	(2.4)	(2.2)
Interest paid	(26.2)	(26.1)	(52.3)	(52.3)
Cash generated from financing activities	(25.8)	(25.9)	45.7	(52.9)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1.6)	(1.0)	(18.8)	(2.1)

Change in cash and cash equivalents	(49.1)	(45.6)	(35.0)	(43.9)
Cash and cash equivalents, beginning of period	384.6	416.1	370.5	414.4
Cash and cash equivalents, end of period	335.5	370.5	335.5	370.5

Cash and cash equivalents are comprised of:
Cash	229.7	250.5	229.7	250.5
Short-term money market instruments	105.8	120.0	105.8	120.0
	335.5	370.5	335.5	370.5

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:58e 17-FEB-16